UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 119/2007

10/04/2007

12:30 p.m.

PEMEX AND SHELL STRENGTHEN TECHNICAL AND SCIENTIFIC COOPERATION

•	The entity and the enterprise will jointly analyze the feasibility of applying new technology to increase reservoir productivity

Under the framework of the General Collaboration Agreement signed between Pemex-Exploration and Production (PEP) and Shell in July 2004, PEP and Shell signed a non-commercial “Joint Study Document” on scientific and technological research.

Engineer Carlos A. Morales Gil, Director General of Pemex-Exploration and Production, and Marvin Odum, Executive Vice President for the Americas region of Shell Exploration and Production, acted as witnesses of honor in the signing ceremony of the “Joint Study Document.”

Doctor Jesús Reyes Heroles G.G., Director General of PEMEX, was pleased with the signing of the agreement. The document signed contemplates the development of studies which will allow for the exchange of experience, knowledge and better practices between Pemex-Exploration and Production and Shell. It will also allow for the analysis of the feasibility of applying specialized technologies in areas such as reservoir characterization, increasing oil recovery and well productivity.

Shell is a British-Dutch company with more than 100 years of history in innovation and application of sustainable technological solutions in the crude oil, natural gas and petrochemical sector. It has operations in 140 countries, including Mexico, where it has operated for more than 50 years.

Today, Shell is a leading company in technology for deep waters production, improved recovery processes and sustainable development methods. Currently, it is the main partner in the first liquefied natural gas regasification terminal in Mexico and Latin America, located in Altamira, Tamaulipas and it is Pemex’s partner in the Deer Park refinery.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 121/2007

10/05/2007

11:30 a.m.

PEMEX AND CANADIAN ENTERPRISE NEXEN SIGN A NON-COMMERCIAL ENERGY COOPERATION AGREEMENT

•	The agreement is for research and scientific and technological development and training in hydrocarbon exploration and production
•	It is the first agreement signed with the Canadian enterprise, which has over 36 years of experience in the oil industry
•	This agreement will have a term of five years

Today Pemex-Exploration and Production (PEP) and the Canadian enterprise Nexen signed a collaboration agreement on research and scientific and technological development and training related to the oil industry.

During a ceremony at PEP’s Executive Tower, engineer Teódulo Gutiérrez Acosta, Deputy Director of Technical Coordination of Exploitation for Pemex-Exploration and Production, and Mr. Dwain Lingenfelter, Nexen’s Government Relations Vice President, signed the first collaboration agreement between PEP and Nexen, which will have a term of five years.

The executed General Collaboration Agreement will be the frame of reference for collaboration on various issues in exploration and production to be performed through Specific Collaboration Agreements.

This general agreement will allow for the exchange of experience in heavy crude oil and natural gas production, enhanced recovery processes and deep waters exploration projects, among others.

Nexen is a company specializing in energy, with 36 years of experience in the oil industry and with exploration and production operations in Canada, Colombia, Nigeria, Yemen, the North Sea of the United Kingdom and the Deep Gulf of Mexico. Its operations focus on three main areas: crude oil, gas and synthetic crude oil.

In 2006, Nexen attained a total crude oil and gas production of 212 thousand barrels of oil equivalent per day.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 123/2007

10/08/2007

2:30 p.m.

INDUSTRIAL SAFETY AND ENVIRONMENTAL CONSERVATION WORK BEGINS IN MÉRIDA

•	Environmental criteria are established for every Pemex investment and business activity
•	To greatly reduce atmospheric emissions is a commitment made both by the government entity and the Cámara Mexicana de la Industria de la Construcción (Mexican Chamber of the Construction Industry “CMIC”)
•	Jesús Reyes Heroles calls for an effort to build the necessary infrastructure for the sustainable expansion of the oil industry

Jesús Reyes Heroles, PEMEX’s Director General, stated that the major issues in the oil industry for the coming years will be focused on seizing operational opportunities to sustain compliance with standards and decrease environmental risks. The Director General emphasized this issue in the city of Mérida at the beginning of the second National Meeting on Industrial Safety and Environmental Protection, initiated by Ivonne Ortega Pacheco, Governor of Yucatán.

The head of the entity stated that PEMEX is currently undergoing a process of taking into consideration environmental criteria in every investment and business decision it makes, and is promoting even greater community environmental responsibility.

He stressed that such actions will represent an investment of U.S. $3,800 million in the period from 2007 to 2012, comprised of fuel quality (70%) activities and activities to enhance operations.

“These projects will help decrease sulphur oxide emissions from refineries by 74% and motor vehicle emissions by 96%. Additionally, there will be a 75% increase in the use of treated water in the refineries and the historical environmental liability will decrease by 54%,” stated Reyes Heroles.

Netzahualcóyotl Salvatierra, National President of the CMIC, emphasized that joint work between Petróleos Mexicanos and the CMIC has been performed through the Mixed National Commission and the Training Agreement, and that the main commitment has been to promote preventive and corrective measures to address polluting emissions that contaminate the environment, both in construction work and in petroleum processes.

.

Additionally, he highlighted the importance of improving international practices regarding safety and environmental protection, publicly acknowledging PEMEX, and, in particular, Doctor Reyes Heroles, for his prompt response in the reconstruction of the pipelines affected by last month’s explosions.

The Specific Agreement on the Implementation of the Training Program regarding Safety, Health and Environmental Protection PEMEX-CMIC-ICIC (Construction Industry Training Institute) was signed during the event, with the goal of increasing productivity in construction businesses as well as workers’ overall development.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 125/2007

10/09/2007

11:00 a.m.

PEMEX AND CHEVRON STRENGTHEN THEIR TECHNICAL AND SCIENTIFIC COOPERATION

•	Non-commercial agreement on training in deep waters is signed
•	Its goal is to provide training specific to the technical-economic management of deep waters projects

Pemex-Exploration and Production (PEP) and the oil company Chevron signed a “Non-Commercial Specific Collaboration Agreement on Training in Deep Waters,” under the framework of the “General Agreement on Technological, Scientific and Training Collaboration” that PEP and Chevron have had since October 2003.

The agreement was signed by Engineer José Aurelio Loyo Fernández, Deputy Director of Human Resources, Competitiveness and Innovation for PEP, and Ms. Benigna Leiss, Vice President of Chevron Deepwater Mexico, Inc.

Doctor Jesús Reyes Heroles G.G., PEMEX’s Director General and Engineer Carlos A. Morales Gil, Director of Pemex-Exploration and Production, Mr. George Kirkland, Chevron’s Executive Vice President of International Exploration, Production and Gas and Mr. Alí Moshiri, President of Exploration and Production for Africa and Latin America, all signed as witnesses of honor.

The goal of the agreement is to provide training addressing the technical-economic management of Deep Water projects, including the general development plan and its implementation.

The agreement is aligned with PEMEX’s program for Professional Training in Deep Waters and with Pemex’s and Chevron’s efforts to promote technological cooperation and exchange.

This cooperation strengthens the relationship that Chevron and PEMEX have maintained since the beginning of the nineties, benefiting both Chevron and PEMEX.

Chevron is a world-wide leader in energy companies with operations in 180 countries, successfully addressing technical and operational challenges in the Gulf of Mexico Deep Waters value extraction process. It focuses on the entire crude oil and natural gas product chain, including exploration and production, refining, commercialization and conveyance, petrochemicals and sales, marketing, transportation and generation of electricity.

Chevron produced 2.67 million barrels of oil equivalent per day in 2006, generating 70% of the total production in more than 20 countries.

Petróleos Mexicanos has recently signed or expanded collaboration agreements with the world’s main oil companies, which is in line with a corporate strengthening strategy on an international level.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 126/2007

10/09/2007

1:00 p.m

STANDARD & POOR’S RATING SERVICES RAISES PEMEX’S CREDIT RATING

•	Credit rating as an issuer of foreign currency raised from BBB to BBB+
•	Doctor Jesús Reyes Heroles G.G., Pemex’s Director General, was pleased by the vote of confidence in both the country and Petróleos Mexicanos

The rating agency Standard & Poor’s Ratings Services (S&P) raised the long term credit rating in foreign currency for Petróleos Mexicanos (PEMEX) to BBB+ from BBB, following the approval by Congress of a finance reform and several reforms made to Pemex’s fiscal regime which will allow the entity to retain a greater amount of resources for its growth.

This increase was due to the improvement in the long-term sovereign rating of the foreign currency of the Mexican United States.

Doctor Jesús Reyes Heroles G.G., Pemex’s Director General, was pleased by the confidence shown by international markets in Mexico and in PEMEX, and he highlighted the beneficial effect that the achievement of consensus between the Congress and the President has had on the country.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 128/2007

10/10/2007

2:00 p.m

RECORD FIGURE REACHED IN NATURAL GAS PRODUCTION

•	Domestic production increased by 16% as compared to October 2006.
•	The increase is 46% as compared to October 2002. Successful work and production strategies, timely investments and new reservoirs have made it possible to increase production.
•	PEMEX’s northern region remains the main producing area, as it supplies 44% of the domestic total amount.

During the first five days of the month of October of this year, Petróleos Mexicanos reached a record high production volume of natural gas, averaging 6,461 million cubic feet per day (MMcfpd).

As a result of successful production strategies, hard work by PEMEX’s workers, timely allocation of investment resources, as well as the discovery of new reservoirs, the extraction of this hydrocarbon in Mexico has shown notable growth since 2002, increasing from an average of 4,423 MMcfpd that year to almost 6,500 MMcfpd in October 2007, a 46% increase.

Natural Gas Production

(2002-2007, million cubic feet)

In this context, Pemex-Exploration and Production’s northern region has become the main natural gas producer in the country, supplying 44% of the total extraction, mainly from the Burgos and Veracruz fields.

Also notable is the remarkable development in gas production in this region, from an average of 479 MMcfpd in 1994 to 2,554 MMcfpd in the period from January to August 2007, an increase of 433.2%, mainly due to the good performance of the Veracruz field.

In the Burgos field, production also increased, reaching 1,430 MMcfpd during August 2007, 15% higher than the same month in 2005.

Regarding the Sonda of Campeche marine regions, in the period of January–August 2007, these regions supplied 33% of the total extraction in the country, and the southern region supplied 23%, volumes equal to an average of 2,036 MMcfpd and 1,377 MMcfpd, respectively.

Production by Region
Northwestern Marine	17.1
Southwestern Marine	15.5
Southern	23.0
Northern	44.5
Total	100.0%

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 132/2007

10/16/2007

2:45 p.m.

PEMEX WINS TWO NATIONAL AWARDS GIVEN BY THE SECRETARY OF ENERGY THROUGH THE NATIONAL COMMISSION OF ENERGY CONSERVATION

•	The Tabasco Littoral Field and the “Eng. Héctor Lara Sosa” Refinery in Nuevo León were honored in the renewable energies and energy supply categories, respectively
•	PEMEX’s efforts to conserve energy are part of the entity’s Sustainable Development strategy

During the Acknowledgement Ceremony of the 2007 National Awards of Energy and Renewable Energy, PEMEX was given two awards for its contribution to energy conservation in the categories of renewable energies and energy supply. The Tabasco Littoral Field (AILT) and to PEMEX’s “Eng. Hector Lara Sosa” refinery were acknowledged.

Efforts to conserve energy are part of the overall strategy of Sustainable Development Petróleos Mexicanos has maintained for several years, and these efforts become part of the Strategic Initiatives for 2007–2012 in terms of operational and productive efficiency of the entity.

Doctor Georgina Kessel Martínez, Secretary of Energy, delivered the awards during the opening ceremony of the “2007 Power Mex Clean Energy and Efficiency”.

In the 2007 National Awards of Energy and Renewable Energy, 97 entities and contestants participated, 10 of which received an award.

The AILT award, in the renewable energies category, was given to the project “System of Electric Generation through Solar Cells for Non-Inhabited Offshore Platforms”, which consists of the automation, through solar cells, of monitoring and surveilling platforms in real time. This is a project of the Managing Office of the southwestern marine region of Petróleos Mexicanos.

The solar cells were installed in the Uech-1, Uech-A, Och-1B, Och-TA, Uech-TB, Kax-1, Sinan-101, Sinan-DL1, Citam-101, Bolontiku-1 platforms and the Littoral Linkage Platform, completing the automation systems and enabling the monitoring of the operating conditions, the detection of gas and fire and the emergency shutoff of those facilities.

The “Eng. Héctor Lara Sosa” Refinery in Cadereyta, Nuevo León got an award in the energy supply category for “Modernization of the Direct Fire Heaters of the Coking Plant, as well as from the Cooling Tower of the Catalytic Plant”. The plant has won this award four times. The estimated energy conservation at this working center is a decrease in consumption of 213,427 barrels of oil equivalent per year.

For the fourth consecutive year, the Secretary of Energy (Sener), through the National Commission for Energy Saving (Conae), grants National Awards of Energy Saving and Renewable Energy as a public acknowledgement to people, institutions, organizations and enterprises for efforts and achievements reached in the field of energy conservation, the efficient use of energy and the promotion of renewable energies in Mexico.

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 133/2007

10/18/2007

3:00 p.m.

PEMEX ANNOUNCES NATIONAL AND INTERNATIONAL PUBLIC BIDS

•	Contracts will amount to more than 10 billion pesos
•	As part of its transparency activities, the entity is disclosing the details of its main calls for bids
•	The aim of the contracts is to address the strengthening of operations, productivity and safety in exploration and production work

As part of the integrated strategy to strengthen transparency and accountability in its activities, Petróleos Mexicanos reports the publication of seven national and international public bids to strengthen the efficiency and safety of operations in Pemex-Exploration and Production’s (PEP) facilities.

It is estimated that the value of the contracts, which were published in the Diario Oficial de la Federación (Official Gazette) during the first 15 days of October, will amount to approximately 10 billion pesos.

1.
In bid No. 18575051-063-07, PEP invites both national and foreign enterprises to bid for the performance of operations with flexible pipeline equipment, using the best operational practices for safety and environmental protection, to drill exploratory and development oil wells in the northern region fields with a performance term of 1,004 calendar days and an estimated starting date in January 2008.

2.

In the international public bid No. 18575050-042-07, PEP makes a call to interested enterprises to carry out “cementation works in oil wells located at the Marine region’s offshore facilities, package III”, with the aim of being able to rely on external support to design and perform work on the cementation of coating pipelines and forced cementations and circulation plugs or plugs injected during the drilling, termination and maintenance of wells in the Gulf of Mexico.  The expected date to start the contract is January 28, 2008, with a deadline of February 26, 2010 and a term of 761 days.

3.	In the international public bid No. 18575049-025-07, PEP makes a call to enterprises to participate in the “acquisition of mud line suspension equipment, including technical support in the handling, installation and tests of this equipment in wells located in the marine region’s offshore facilities.” This equipment is part of the system used for well recovery when drilling is temporarily suspended. The contract is expected to start on December 31, 2007 and to terminate on November 30, 2010.

4.	In the international public bid No. 18575069-015-07, PEP invites national and foreign enterprises to carry out “drilling works with controlled flow in oil wells located in the southern region,” with a performance term of 730 calendar days with a starting date of next December. The use of this technology aims to minimize reservoir damage during drilling; without this equipment, conventional drilling operations would be carried out in the face of the imminent risk of losing circulation of drilled fluids, outcrops and mechanical instability in the oilhole, which would endanger well drilling.

5.

Regarding bid No. 18575108-045-07, PEP makes a call to national and foreign enterprises to render maintenance service to the marine region’s offshore facilities using a dynamic positioning vessel.  Work is to be carried out in PEP’s facilities at the Sonda of Campeche, with next January as a probable starting date and a performance term of 1,826 calendar days.

6.

Bid No. 18575108-052-07, PEP invites national and foreign enterprises to participate in the bidding process to supply rehabilitation services to platforms and processing centers at offshore facilities using a semi-submergible platform.  The performance term will be 1,827 days and services are expected to start next January.

7.

In bid No. 18575107-034-07, PEP makes a call to national enterprises to render chartering services on a temporary basis of a process vessel to receive solids, liquids and gases derived from well termination, repair, stimulation and/or fracture.  Services will be rendered at PEP’s facilities in the Gulf of Mexico, with a maximum of 485 days for presenting the vessel and a performance term of 1,826 calendar days.

Petróleos Mexicanos reiterates its commitment to transparency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: November 19, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.